

Mail Stop 3030

July 20, 2010

<u>Via Facsimile and U.S. Mail</u>

Tarachand Singh
Chief Financial Officer
Vasomedical, Inc
180 Linden Ave.
Westbury, New York 11590

> **Re: Vasomedical, Inc**
>   **Form 10-K for the year ended May 31, 2009**
>   **Filed August 21, 2009**
>   **Form 10-Q for the quarter ended February 28, 2010**
>   **File No. 0-18105**

Dear Mr. Singh:

We have reviewed your letter dated July 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarter ended February 28, 2010</u>

<u>Item 2 . Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

<u>Gross Profit, page 20</u>

1. We note from your response to prior comment 1 that "the inventory allowances set up years ago have changed as those inventory items have been disposed and the allowance

for inventory has not been adjusted sufficiently to reflect this." As noted in SAB Topic 5:BB, which clarifies the guidance provided in ASC 330-10-35-14 (previously footnote 2 of ARB 43) and in ASC 250 (SFAS 154), the write-down of inventory creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Rather, any recovery in the value of previously written-down inventory would be reflected as a component of gross margin *upon the sale of that inventory*. Based on your disclosure, is not clear how your accounting for the subsequent sale or disposal of inventory that was previously written down has complied with GAAP. Specifically, it appears that at the time of sale or disposal of such inventory, you recorded a charge to the income statement for the full original value of the inventory rather than the new cost basis created at the time of the inventory write-down. Please tell us how your accounting for the inventory at the time of sale or disposal of previously written down inventory has complied with GAAP. Cite any authoritative literature you are relying upon.

2. As it relates to the slow-moving and obsolete inventory that was subject to the inventory write-down and that has not been subsequently sold or disposed of, please tell us why management's ability to now better evaluate and identify obsolete and excess inventory would not be applied to the estimates – i.e., the provision for obsolete and excess inventory – established in fiscal 2010 and in future periods, instead of a retrospective application to all inventory items previously identified as obsolete and slow-moving, as appears to be the case here.

3. Please clarify for us your statement in your response to prior comment 1 that "the 'original impairment' resulting in the inventory allowance was incurred prior to 2006; the specific goods in question were not written down as contemplated by SAB Topic 5BB because they did not exist in our inventory at that time."

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief